SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

July 20, 2011

Commission File Number 000- 29884

R.V.B. HOLDINGS LTD.
 (Translation of registrant's name into English)

21 Haarba'a Street, Tel-Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference are the following documents:

1.	The Registrant’s Proxy Statement for its next Annual General Meeting of Shareholders.

2.	Proxy card for use in connection with the Registrant’s next Annual General Meeting of Shareholders.

3.	A voting agreement between Greenstone Industries Ltd. ("Greenstone") and Mazal Resources B.V. ("Mazal"), dated July 3, 2011.

4.	A translation of a services agreement between the Registrant, Mr. Moshe Stern and M. Stern Holding Ltd.; dated July 3, 2011.

5.	A management agreement between the Registrant and Greenstone, dated July 14, 2011;

6.	A shareholders' agreement between the Registrant and Mazal, dated July 3, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

R.V.B. HOLDINGS LTD.
(Registrant)

By:	/s/ Yair Fudim
Name: Yair Fudim
Title: Chief Executive Officer

Date: July 20, 2011